UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8F/A

Application Pursuant to Section 8(f) of the Investment Company Act of 1940 ("Act") and Rule 8f-1 Thereunder for Order Declaring that a Registered Investment Company has Ceased to be an Investment Company under the Act

I.General Identifying Information

1.Reason fund is applying to deregister (check only one; for descriptions, see

Instruction 1 above):

[x]Merger

[	]	Liquidation
[	]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
[	]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.Name of fund: Van Kampen Tax Free Money Fund (the "Fund")

3.Securities and Exchange Commission File No.: 811-04718

4.Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application [x]	Amendment

5.Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

522 Fifth Avenue New York, NY 10036

6.Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Taylor V. Edwards Invesco Advisers, Inc.

225 Liberty Street, 15th FL New York, NY 10281-1087 (212) 652-4208

7.Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and

31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Invesco Advisers, Inc., 11 Greenway Plaza, Suite 2500, Houston, Texas 77046-1173,

(713)626-1919 (records relating to the Adviser's functions as investment adviser, administrator, transfer agent and fund accountant to the Fund)

State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111, (617) 786-3000 (records relating to its function as custodian to the Fund)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.Classification of fund (check only one):

[x]Management company;

[	]	Unit investment trust; or
[	]	Face-amount certificate company.

9.Subclassification if the fund is a management company (check only one):

[x]	Open-end	[ ]	Closed-end

10.State law under which the fund was organized or formed (e.g., Delaware or Massachusetts): The State of Delaware

11.Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Van Kampen Asset Management (the "Adviser"), 522 Fifth Avenue, NY, NY 10036

12.Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

Van Kampen Funds Inc., 522 Fifth Avenue, NY, NY 10036

13.If the fund is a unit investment trust ("UIT") provide: Not applicable

(a)Depositor's name(s) and address(es):

(b)Trustee's name(s) and address(es):

14.Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes	[x] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes	[ ] No

If Yes, state the date on which the board vote took place: December 8, 2009

If No, explain:

(b)Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes	[ ] No

If Yes, state the date on which the shareholder vote took place: May 11, 2010

If No, explain:

II.Distributions to Shareholders

16.Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes	[x] No

(a)If Yes, list the date(s) on which the fund made those distributions:

(b)Were the distributions made on the basis of net assets?

[ ] Yes	[ ] No

(c)Were the distributions made pro rata based on share ownership?

[ ] Yes	[ ] No

(d)If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes	[ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not applicable.

17.Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes	[ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not Applicable.

18.Has the fund distributed all of its assets to the fund's shareholders?

[ ] Yes	[x] No

If No,

(a)How many shareholders does the fund have as of the date this form is filed?

None. Following shareholder approval of a proposed merger between the fund and its acquiring fund, all assets and shareholders were transferred to the acquiring fund on June 1, 2010. Each shareholder received the number of shares of the acquiring fund having an aggregate net asset value equal to the value of the shares of the acquired fund held by the shareholder, such that the value of the shareholder's account with the acquiring fund immediately after the merger was the same as the value of the shareholder's account with the acquired fund immediately prior to the merger.

(b)Describe the relationship of each remaining shareholder to the fund: The Fund has no remaining shareholders.

19.Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes	[x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.Assets and Liabilities

20.Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes	[x] No

If Yes,

(a)Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)Why has the fund retained the remaining assets?

(c)Will the remaining assets be invested in securities?

[ ] Yes	[ ] No

21.Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

		[ ] Yes	[x] No
If Yes,
	(a)	Describe the type and amount of each debt or other liability:
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration

22.(a) List the expenses incurred in connection with the Merger or Liquidation:

		Paid by	Paid by	Paid by	Total per
		Fund	Invesco Ltd	Morgan	Category
				Stanley
(i)	Legal expenses:	-0-	$19,807.61	$19,807.61	$39,615.22
(ii)	Accounting		$3,030.20	$3,030.20	$6,060.40
	expenses:	-0-
(iii)	Other expenses		$121,280.02	$121,280.02	$242,560.04
	(filing fees and
	related expenses):	-0-
(iv)	Total expenses		$144,117.83	$144,117.83	$288,235.66
	(sum of lines (i)-
	(iii) above):	-0-

(b)How were those expenses allocated?

Expenses associated with the merger transaction were allocated and approved by the fund's Board of Trustees' as follows:

Morgan Stanley: 50%

Invesco Ltd: 50%

(c)Who paid those expenses? See Item 22(a) above.

(d)How did the fund pay for unamortized expenses (if any)? Not applicable

23.Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes	[x] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.Conclusion of Fund Business

24.Is the fund a party to any litigation or administrative proceeding?

[ ] Yes	[x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes	[x] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

(a)State the name of the fund surviving the Merger: AIM Tax-Exempt Funds (Invesco Tax –Exempt Funds). Invesco Tax-Exempt Cash Fund was reorganized as a series portfolio of AIM Tax- Exempt Funds (Invesco Tax-Exempt Funds).

(b)State the Investment Company Act file number of the fund surviving the Merger:

(i) 811-07890- AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds).

(c)If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization dated March 30, 2010, between Van Kampen Tax Free Money Fund a Delaware statutory trust, acting on its own behalf and on behalf of its single series portfolio and AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), a Delaware statutory trust, acting on its own behalf and on behalf of its multiple series portfolio was previously filed with the Commission as part of Van Kampen Money Market and Van Kampen Tax Free Money Funds combined Proxy Statement/Prospectus filed on form 497 on February 22, 2010 (file number  333-164296) .

(d)If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Van Kampen Tax Free Money Fund. (ii) she is the Assistant Secretary, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/S/ Elizabeth Nelson

Name: Elizabeth Nelson

Title: Assistant Secretary